

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 29, 2016

Aldo Piscitello
Chief Executive Officer
BorrowMoney.com, Inc.
9935 Shore Road Unit 6-C
Brooklyn, New York 11209

> **Re:** **BorrowMoney.com, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 4, 2016**
> **File No. 333-208854**

Dear Mr. Piscitello:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

2. We note your statement in the Plan of Distribution section that "[t]he selling stockholders and any broker-dealer participating in the distribution of the shares of our common stock may be deemed to be 'underwriters' within the meaning of the Securities Act. . . ." As

Rule 144 is not available for the resale of securities of a shell company, the entire offering is a primary offering and each of the selling stockholders is considered an underwriter. See SEC Release 33-8869 (2007). Please revise your disclosure to indicate that the selling shareholders "are" underwriters and as such must sell their shares at a fixed price for the duration of the offering.

3.   Your filing indicates that you have experienced several name changes since your incorporation in the year 2000. Please provide us with a legal analysis as to whether you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act and, if so, please disclose that fact in your filing.

Cover Page

4.   Please advise why you state that you are "concurrently" registering shares for resale when it appears that only the selling shareholders are selling shares in this offering.

Summary Information, Risk Factors, and Ratio of Earnings to Fixed Charges

Prospectus Summary

Our Company, page 3

5.   For clarity, please include a statement indicating, if true, that to date you have no customers or revenues and that your business is not currently operational.

6.   Please review your disclosure to ensure that your prospectus accurately reflects the current status of your business and any products or services that you offer or plan to offer. For example, please revise this section to clarify the status of your internet platform. In this regard, we note the statement that your platform "offers a portal geared towards providing services to lending institutions."

7.   Your filing contains disclosure that assumes the occurrence of future events. For example, you state on this page that you will provide institutional lenders with a digital solution and that you will sell advertising space on your website. Please revise these and other statements in your prospectus to state your intention to engage in these business activities.

Risk Factors

Risks Related to our Business, page 5

8.   Please add a separately captioned risk factor disclosing the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. In addition, disclose the minimum additional dollar amount you will require to

fund your business activities for the next 12 months. Also revise your liquidity and capital resources discussion to provide such information.

9.   Refer to comment 6 above. Please review this section and revise the risk factors that suggest that your business is currently operational. See the following risk factors as examples only:

*   If mortgage professionals, lenders or other advertisers …. (page 6)
*   If we do not innovate and provide products and services…. (page 7)
*   If advertising on the Internet loses its appeal…. (page 8)

Selling Security Holders, page 25

10.   We note that you disclose the percentage of common stock held by each selling stockholder as a percentage of the shares being offered. Please revise the second column of this table to disclose the percentage of common stock owned by each selling stockholder relative to the total number of shares of common stock outstanding as of the most recent practicable date. Refer to Item 507 of Regulation S-K.

11.   Please revise to describe the transactions in which the selling security holders acquired their shares. Include the dates of the transactions and the amount of the consideration paid. If the transactions occurred within the last three years, please include appropriate disclosure in Recent Sales of Unregistered Securities.

Description of Securities to be Registered

Common Stock, page 29

12.   Please revise to remove the statement regarding the shares of capital stock "to be issued" in this offering. In this regard, we note that this is a selling shareholder offering and all of the shares have already been issued.

Information with Respect to the Registrant

General, page 32

13.   In your response letter, please tell us the nature of the business conducted by Sports.com and whether the activities of that entity generated any contingent liabilities that should be disclosed in this filing.

Products and Services, page 32

14.   Please clarify whether you have entered into any agreement with any qualified lenders.

Market for Common Equity and Related Stockholder Matters

Registration Rights, page 35

15.   We note that registration rights have been granted to the selling shareholders. Please revise to file the registration rights agreement as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition, page 47

16.   Please revise your disclosure to provide a detailed discussion of each of your planned activities for the next 12 months. For example, discuss the milestones necessary to design and develop your proposed business, hire the necessary personnel and conduct your marketing campaign, among other steps. Please also disclose the resources required to complete each step of your business development, as well as the challenges you anticipate in implementing your business plan.

Directors, Executive Officers, Promoters and Control Persons

Bios of Officers and Directors, page 51

17.   Please revise to disclose Mr. Micali's business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 53

18.   Please revise the summary compensation table to include a clear statement that no compensation was paid to any of your NEOs during the fiscal year ended August 31, 2015.

Transactions with Related Persons, Promoters and Certain Control Persons, page 54

19.   Your disclosure that there have been no transactions with related persons as defined in Instruction 1 to Item 404(a) of Regulation S-K is inconsistent with your disclosure in Note 3 to the financial statements on page 45. Please revise this section to disclose the material terms of each agreement with a related person and file each agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Recent Sales of Unregistered Securities, page 57

20.   For each of the issuances in September and October 2015, please name the persons to whom the securities were sold. Refer to Item 701(b) of Regulation S-K.

Signatures, page 59

21. Please revise the signature page to conform to the requirements of Form S-1. Specifically, revise to include a signature on behalf of the registrant as well as the signatures of the principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Note that if a person occupies more than one of these positions, you must indicate each capacity in which he or she signs the registration statement. Refer to the signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff

Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: John Heskett, Esq.
        Heskett & Heskett